                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (

      For the fiscal year ended December 31, 1998

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from    to

      Commission file numbers 2-98306 and 33-13066

A.    Full title of the plan:

                      THE COMMONWEALTH TELEPHONE COMPANY
                       BARGAINING EMPLOYEES 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Commonwealth Telephone Enterprises, Inc.

                                 100 CTE Drive
                       Dallas, Pennsylvania, 18612-9774

                        COMMONWEALTH TELEPHONE COMPANY

                       BARGAINING EMPLOYEES 401(k) PLAN

                              REPORT ON AUDITS OF
                             FINANCIAL STATEMENTS
                     as of December 31, 1998 and 1997 and
                     for the year ended December 31, 1998
                          AND SUPPLEMENTAL SCHEDULES
                     for the year ended December 31, 1998

                        COMMONWEALTH TELEPHONE COMPANY
                       BARGAINING EMPLOYEES 401(k) PLAN

                       Index to the Financial Statements
                          and Supplemental Schedules



                                                                  Pages
                                                                  -----

Report of Independent Accountants                                   1

Financial Statements:
 Statement of Net Assets Available for Benefits, with
   Fund Information at December 31, 1998                            2

 Statement of Net Assets Available for Benefits, with
   Fund Information at December 31, 1997                            3

 Statement of Changes in Net Assets Available for Benefits,
   with Fund Information for the year ended December 31,
   1998                                                            4-5

 Notes to Financial Statements                                     6-10

Supplemental Schedules:
 Item 27(a) - Schedule of Assets Held for Investment Purposes
   at December 31, 1998                                             11

 Item 27(d) - Schedule of Reportable Transactions for the year
   ended December 31, 1998                                          12

                       Report of Independent Accountants
                       ---------------------------------

To the Participants and Administrator of Commonwealth Telephone Company
Bargaining Employees 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Commonwealth Telephone Company Bargaining Employees 401(k) Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                        COMMONWEALTH TELEPHONE COMPANY
                       BARGAINING EMPLOYEES 401 (k) PLAN
     Statement of Net Assets Available for Benefits, with Fund Information
                               December 31, 1998



                                                                            Participant Directed
                                                         -----------------------------------------------------------------------
                                                           Basic                                    Retirement
                                                           Value     Capital     Bond     Growth     Preservation   International
                  ASSETS                                   Fund       Fund       Fund      Fund          Fund           Fund
                                                        ---------  ----------  --------  ----------  -----------  ---------------

Investments, at fair value:
   Shares of registered investment companies:
    Merrill Lynch Basic Value Fund Class A               $414,280
    Merrill Lynch Capital Fund Class A                               $325,196
    Merrill Lynch Bond Intermediate Term A                                      $86,135
    Merrill Lynch Growth Fund for Investment and
        Retirement Class A                                                                 $314,150
    Merrill Lynch Retirement Preservation Trust                                                         $100,176
    Ivy International Fund                                                                                             $ 6,647
    Commonwealth Telephone Enterprise, Inc.
        Common Stock - 2,382 shares
    Participants' notes receivable
    Cash and cash equivalents
                                                        ---------  ----------  --------  ----------  -----------   -----------

             Total investments                            414,280     325,196    86,135     314,150      100,176         6,647

Contributions receivable                                   13,920      11,243     2,699      14,419        4,223           621
                                                        ---------  ----------  --------  ----------  -----------   -----------

Net assets available for benefits                        $428,200   $ 336,439  $ 88,834  $  328,569   $  104,399    $    7,268
                                                        =========  ==========  ========  ==========  ===========   ===========


                                                         Participant Directed
                                                        -----------------------
                                                            CTE
                                                           Common     Loan    Clearing
                  ASSETS                                   Stock      Fund      Fund          Total
                                                        ---------  --------  -----------   -----------
Investments, at fair value:
   Shares of registered investment companies:

    Merrill Lynch Basic Value Fund Class A                                                   $  414,280
    Merrill Lynch Capital Fund Class A                                                          325,196
    Merrill Lynch Bond Intermediate Term A                                                       86,135
    Merrill Lynch Growth Fund for Investment and
        Retirement Class A                                                                      314,150
    Merrill Lynch Retirement Preservation Trust                                                 100,176
        Ivy International Fund                                                                    6,647
    Commonwealth Telephone Enterprise, Inc.
        Common Stock - 2,382 shares                     $  79,787                               79,787
    Participants - notes receivable                                 $  5,232                     5,232
    Cash and cash equivalents                                                    $  7,072        7,072
                                                        ---------   --------  -----------  -----------
             Total investments                             79,787      5,232        7,072    1,338,675
Contributions receivable                                    2,641       -            -          49,766
                                                        ---------   --------  -----------  -----------

Net assets available for benefits                       $  82,428   $  5,232   $    7,072  $ 1,388,441
                                                        =========   ========  ===========  ===========


                    The accompanying notes are an integral
                       part of the financial statements.

                        COMMONWEALTH TELEPHONE COMPANY
                       BARGAINING EMPLOYEES 401 (k) PLAN

     Statement of Net Assets Available for Benefits, with Fund Information
                               December 31, 1997




                                                                                    Participant Directed
                                                          --------------------------------------------------------------------------
                                                            Basic                                       Retirement
                                                            Value      Capital     Bond      Growth     Preservation   International
                  ASSETS                                    Fund        Fund       Fund       Fund         Fund             Fund
                                                          ---------  ----------  --------  ----------  -------------    ------------
Investments, at fair value:
     Shares of registered investment companies:
        Merrill Lynch Basic Value Fund Class A             $222,300
        Merrill Lynch Capital Fund Class A                            $ 180,100
        Merrill Lynch Bond Intermediate Term A                                   $ 42,782
        Merrill Lynch Growth Fund for Investment and
                 Retirement Class A                                                        $  259,001
        Merrill Lynch Retirement Preservation Trust                                                        $  56,403
        Ivy International Fund                                                                                              $  1,794
        Commonwealth Telephone Enterprise, Inc.
             Common Stock - 1,494 shares
        Participants - notes receivable
        Cash and cash equivalents
                                                          ---------   ---------  --------  ----------    -----------     -----------
                   Total investments                        222,300     180,100    42,782     259,001         56,403           1,794

Interfund receivables (payables)                              9,982       8,247     2,188      13,000          3,282             185
                                                          ---------   ---------  --------  ----------    -----------     -----------

Net assets available for benefits                          $232,282   $ 188,347  $ 44,970  $  272,001     $   59,685      $    1,979
                                                          =========   ========== ========  ==========    ===========     ===========


                                                                      Participant Directed
                                                                    ------------------------
                                                                      CTE
                                                                     Common       Loan      Clearing
                  ASSETS                                             Stock        Fund        Fund          Total
                                                                     --------   --------  ------------  ----------
Investments, at fair value:
     Shares of registered investment companies:
        Merrill Lynch Basic Value Fund  Class A                                                           $ 222,300
        Merrill Lynch Capital Fund Class A                                                                  180,100
        Merrill Lynch Bond Intermediate Term A                                                               42,782
        Merrill Lynch Growth Fund for Investment and
                 Retirement Class A                                                                         259,001
        Merrill Lynch Retirement Preservation Trust                                                          56,403
        Ivy International Fund                                                                                1,794
        Commonwealth Telephone Enterprise, Inc.
             Common Stock - 1,494 shares                            $ 38,647                                 38,647
        Participants - notes receivable                                          $ 2,057                      2,057
        Cash and cash equivalents                                                             $  40,852      40,852
                                                                   ---------    --------     ----------   ---------
                   Total investments                                $ 38,647       2,057         40,852     843,936

Interfund receivables (payables)                                       1,178        -           (38,062)         -
                                                                   ---------    --------     ----------   ---------
Net assets available for benefits                                   $ 39,825     $ 2,057     $    2,790   $ 843,936
                                                                   =========    ========     ==========   =========

                    The accompanying notes are an integral
                       part of the financial statements.

                        COMMONWEALTH TELEPHONE COMPANY
                       BARGAINING EMPLOYEES 401 (k) PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information for the year ended December 31, 1998


                                                                              Participant Directed
                                        --------------------------------------------------------------------------------------------
                                            Basic                                              Retirement                    CTE
                                            Value     Capital        Bond          Growth     Preservation   International  Common
                                            Fund        Fund         Fund           Fund         Trust          Fund        Stock
                                        -----------  -----------  -----------  ------------ -------------  -----------  -----------
Additions to net assets attributed to:
    Investment income:
       Net appreciation (depreciation)
           in fair value
             of investments            $    3,538   $   (3,720)  $      651      $  (81,824)         -      $     111   $   16,941
       Interest/dividends                  28,677       17,420        3,770           5,614    $ 4,572            111
    Contributions:
       Contributions                      143,949      116,903       28,133         161,404     43,094          5,067       27,122
       Rollovers                            7,469        8,691        2,083           6,248      2,443             -           -
                                        -----------  -----------  -----------  ------------ -------------  -----------  -----------
                Total additions           183,633      139,294       34,637          91,442     50,109          5,289       44,063
                                        -----------  -----------  -----------  ------------ -------------  -----------  -----------

Deductions from net assets attributed to:
    Benefits paid to participants          (1,151)      (1,352)           -            (260)    (2,673)            -        (3,095)
    Administrative expenses                   (19)         (46)         (23)            (62)         -             -           -
                                        -----------  -----------  -----------  ------------ -------------  -----------  -----------
                Total deductions           (1,170)      (1,398)         (23)           (322)    (2,673)            -        (3,095)
                                        -----------  -----------  -----------  ------------ -------------  -----------  -----------
Net increase (decrease) prior to
     interfund transfers                  182,463      137,896       34,614          91,120     47,436          5,289       40,968
Interfund transfers                        13,455       10,196        9,250         (34,552)    (2,722)            -         1,635
                                        -----------  -----------  -----------  ------------ -------------  -----------  -----------

               Net increase (decrease)    195,918      148,092       43,864          56,568     44,714          5,289       42,603


Net assets available for benefits:
    Beginning of year                     232,282      188,347       44,970         272,001     59,685          1,979       39,825
                                        -----------  -----------  -----------  ------------ -------------  -----------  -----------

    End of year                         $ 428,200    $ 336,439     $ 88,834       $ 328,569  $ 104,399       $  7,268    $  82,428
                                        ===========  ===========  ===========  ============ =============  ===========  ===========

                    The accompanying notes are an integral
                       part of the financial statements.

                        COMMONWEALTH TELEPHONE COMPANY
                       BARGAINING EMPLOYEES 401 (k) PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information for the year ended December 31, 1998

                                                             Participant
                                                               Directed
                                                            -------------

                                                                Loan          Clearing
                                                                Fund            Fund           Total
                                                            ------------   -------------  ---------------
Additions to net assets attributed to:
    Investment income:
       Net appreciation (depreciation)
            in fair value
             of investments                                                                 $   (64,303)
       Interest/dividends                                   $        437     $     4,282         64,883
    Contributions:
       Contributions                                                   -               -        525,672
       Rollovers                                                       -               -         26,934
                                                            ------------   -------------  ---------------

                     Total additions                                 437           4,282        553,186
                                                            ------------   -------------  --------------

Deductions from net assets attributed to:
    Benefits paid to participants                                      -               -         (8,531)
    Administrative expenses                                            -               -           (150)
                                                            ------------   -------------  --------------


                     Total deductions                                  -               -         (8,681)
                                                            ------------   -------------  --------------

Net increase (decrease) prior to interfund transfers                 437           4,282        544,505

Interfund transfers                                                2,738               -              -

                                                            ------------   -------------  -------------

                     Net increase (decrease)                       3,175           4,282        544,505
Net assets available for benefits:
    Beginning of year                                              2,057           2,790        843,936
                                                            ------------   -------------  -------------

    End of year                                               $    5,232       $   7,072   $  1,388,441
                                                            ============   =============  =============

                    The accompanying notes are an integral
                       part of the financial statements.

                        COMMONWEALTH TELEPHONE COMPANY
                       BARGAINING EMPLOYEES 401(k) PLAN

                         Notes to Financial Statements


 1.      Description of Plan:

         The following brief description of Commonwealth Telephone Company Bargaining Employees 401(k) Plan (the "Plan") is provided for general information purposes only. The Plan provides for a cash deferred option in accordance with Section 401(k) of the Internal Revenue Code.

                  General:

         The Plan, established on July 1, 1996, is a defined contribution plan covering all employees who are covered by collective bargaining agreements of Commonwealth Telephone Company ("CTCo" or the "Company"), a subsidiary of Commonwealth Telephone Enterprises, Inc. ("CTE"), formerly C-TEC Corporation ("C-TEC"), and who have attained the age of twenty-one and have one year of enlisted service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         On September 30, 1997, C-TEC distributed 100 percent of the outstanding shares of common stock of its wholly owned subsidiaries, RCN Corporation ("RCN") and Cable Michigan, Inc. ("Cable Michigan") to holders of record of C-TEC's Common Stock and C-TEC's Class B Common Stock as of the close of business on September 19, 1997 (the "Distribution") in accordance with the terms of a Distribution Agreement dated September 5, 1997 among C-TEC, RCN and Cable Michigan. As part of C-TEC's restructuring, C-TEC changed its name to Commonwealth Telephone Enterprises, Inc.

                  Contributions:

         Participants in the Plan may contribute between 1% and 10% of their annual compensation. For the Plan years ended December 31, 1998 and 1997, the statutory maximum deduction which participants may elect to have credited to their account is $10,000 and $9,500, respectively. Contributions are subject to certain limitations.

                  Participant's Account:

         Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are made in direct proportion to the respective amount in each participant's account. The benefit to which a participant is entitled is the participant's account balance.

                  Participant's Account, continued:

         Participants may change salary deferral elections as of each of the following entry dates (January 1, April 1, July 1 or October 1). Participants may change investment elections on a daily basis, subject to limitations on CTE stock.

                  Vesting:

         Participants are immediately vested in their contributions plus earnings thereon.

                  Investment Options:

         The investment options of the Plan are as follows:

                           Basic Value Fund:

         This Merrill Lynch fund invests primarily in stocks that appear undervalued, especially those selling at a discount from book value or at low price/earnings ratios. The investment goal is capital appreciation.

                           Capital Fund:

         This Merrill Lynch fund provides for a return on investment based on the performance of a balanced investment in equity, debt, convertible, and money market securities.

                           Bond Fund:

         This Merrill Lynch fund provides for a return on investment based on the performance of investment grade fixed income securities comprising the fund.

                           Growth Fund:

         This Merrill Lynch fund provides for a return on investment based on the performance of equity securities comprising the fund.

                           Retirement Preservation Trust Fund:

         Contributions to this fund are invested in a Merrill Lynch trust account which is made up primarily of guaranteed investment contracts generally issued by an insurance company or a bank returning guaranteed principal and interest to the fund. A lesser portion of the fund is composed of high-quality money market investments.

                  Investment Options, continued:

                           International Fund:

         This Ivy Mackenzie fund invests primarily in stocks of European, Pacific Basin and South American Markets. The investment goal is long-term capital appreciation.

                           CTE Common Stock:

         Contributions to this fund are used to purchase common stock of Commonwealth Telephone Enterprises, Inc. Prior to the restructuring described in Note 1, contributions to this fund were used to purchase common stock of C-TEC Corporation. Investments of this fund are held by Merrill Lynch.

                           Clearing Fund:

         This Merrill Lynch fund serves as a clearing fund representing unallocated funds.

                  Plan Benefits:

         On termination of service due to death, disability or retirement, a participant may elect to have a lump-sum distribution if the value of the participant's account is less than or equal to $5,000. If the value of the participant's account is greater than $5,000, the participant may elect to have their benefit paid out in an annuity.

         A participant may elect to have the lump-sum distribution be paid in cash, Commonwealth Telephone Enterprises, Inc. common stock (from the Common Stock Fund) or, in-kind depending upon the elected fund within which participant contributions were deposited. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

         Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59 1/2. A hardship withdrawal may be granted to a participant for emergency circumstances as defined by the Plan.

                  Participant Loans:

         Participants may borrow from their account in an amount not to exceed the lesser of 50% of their account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is 30 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator which was approximately 8.5% in 1998 and 1997. Principal and interest is paid through payroll deductions.


 2.      Summary of Significant Accounting Policies:

                  Basis of Accounting:

         The accompanying financial statements are prepared on the accrual basis of accounting.

                  Investment Valuation and Income Recognition:

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed investment contracts held in the Merrill Lynch Retirement Preservation Trust Fund are valued at fair value. The Company's stock is valued at its quoted market price on the last day of the year. Participant loans are valued at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                  Benefit Payments:

         Benefit payments to participants are recorded when paid.

                  Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                  Risks and Uncertainties:

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


 3.      Administrative Expenses:

         Fees and other costs incurred are paid by the Plan and allocated to each investment fund.


 4.      Tax Status:

         The Internal Revenue Service has determined and informed the Company by a letter dated June 29, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.


 5.      Plan Termination:

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.


 6.      Related Party Transactions:

         Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest.

         As described in Note 1, participants may elect to purchase common stock to CTE, the Plan Sponsor. During 1998, purchases of $28,557 were made, and proceeds of $4,340 were received from sales of CTE's common stock.

                        COMMONWEALTH TELEPHONE COMPANY
                       BARGAINING EMPLOYEES 401(k) PLAN

         Item 27(a) - Schedule of Assets Held for Investment Purposes
                               December 31, 1998

                                                                                                                         (e)
                    (b)                                          (c)                                      (d)          Current
   (a)        Identity of Issue                          Description of Asset                             Cost          Value
   ---      ------------------------  -------------------- ----------------------------------------- ---------------- ------------
    *        Merrill Lynch             Basic Value Fund                                                 $  393,647   $  414,280
                                       Capital Fund                                                        320,652      325,196
                                       Bond Fund                                                            84,944       86,135
                                       Growth Fund                                                         387,629      314,150
                                       Retirement Preservation Fund                                        100,177      100,176
                                       International Fund                                                    6,583        6,647

    *        CTE Common Stock          Shares of Commonwealth Telephone Enterprises, Inc.
                                                        Common Stock                                        65,725       79,787

    *        Participants' Notes       Participants' loans with interest rates from 8.25% to 8.5%
                                                        with maturity dates from 1999 to 2028                 -           5,232
                                                                                                      ------------- ------------

                                                                                     Total            $  1,359,357  $ 1,331,603
                                                                                                      ============= ============


* Party-in-interest

                        COMMONWEALTH TELEPHONE COMPANYX
                       BARGAINING EMPLOYEES 401(k) PLAN

               Item 27(d ) - Schedule of Reportable Transactions
                     for the year ended December 31, 1998

                                                                        (c)        (d)                      (f)             (g)
      (a)                       (b)                   Number of      Purchase    Selling      (e)        Current         Net Gain
  Identity of Party     Description of Asset        Transactions      Price      Price       Cost         Value           (Loss)
   ----------------  -----------------------------  -------------   ----------  ---------  ----------  -------------   -------------
Merrill Lynch*       Basic Value Fund                    47        $ 192,310        -      $ 192,310   $    192,310           -
                     Basic Value Fund                     8             -       $  3,849       3,755           -        $      94
                     Capital Fund                        43          155,147        -        155,147        155,147           -
                     Capital Fund                        10             -          6,285       6,228           -               57
                     Bond Fund                           43           44,644        -         44,644         44,644           -
                     Bond Fund                            5             -          1,919       1,894           -               25
                     Growth Fund                         42          174,572        -        174,572        174,572           -
                     Growth Fund                         17             -         37,538      42,491           -           (4,953)
                     Retirement Preservation Fund        32           50,503        -         50,503         50,503           -
                     Retirement Preservation Fund         5             -          6,729       6,729           -              -


*Party-in-interest

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE COMMONWEALTH TELEPHONE COMPANY
BARGAINING EMPLOYEES 401(k) PLAN


DATE:  June 30, 1999                               By: /s/ John Butler
                                                   --------------------
                                                   John Butler
                                                   Executive Vice President and
                                                   Chief Financial Officer

                                   FORM 11-K

                                 EXHIBIT INDEX

EXHIBIT NO.
DESCRIPTION


20(a)  Consent of PricewaterhouseCoopers LLP


                             REQUIRED INFORMATION
   Table of Contents

   Report of Independent Certified Public Accountants
   Statement of Net Assets Available for Benefits
   Statement of Changes in Net Assets Available for Benefits
   Notes to Financial Statements
   Schedules